Exhibit 99.1

                           Zarlink Semiconductor Inc.
                     (incorporated under the laws of Canada)
                           CONSOLIDATED BALANCE SHEETS
          (In millions of U.S. dollars, except share amounts, CDN GAAP)
                                   (Unaudited)

                                                             Dec. 24,  March 26,
                                                               2004       2004
                                                             --------  --------
ASSETS
Current assets:
 Cash and cash equivalents                                   $   29.7  $   27.0
 Short-term investments                                          39.6      54.8
 Restricted cash                                                 13.9      10.0
 Trade accounts  receivable,  less  allowance for doubtful
   accounts of $0.3 (March 26, 2004 - $0.3)                      25.4      24.1
 Other receivables                                                5.1       2.9
 Current portion of long-term receivables (Note 6)                7.8       9.8
 Inventories (Note 4)                                            28.1      20.8
 Prepaid expenses and other                                       6.8       4.7
                                                             --------  --------
                                                                156.4     154.1
Fixed assets - net (Note 5)                                      38.0      42.3
Long-term receivables (Note 6)                                    9.2      16.0
Other assets                                                      5.1       4.6
                                                             --------  --------
                                                             $  208.7  $  217.0
                                                             ========  ========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
 Trade accounts payable                                      $   18.3  $   15.0
 Employee-related payables                                        9.9      11.1
 Income and other taxes payable                                   7.7       7.9
 Provisions for exit activities (Note 7)                          1.1       2.7
 Other accrued liabilities                                        8.6      10.9
 Deferred credits                                                 0.3       0.7
 Current portion of long-term debt                                 --       0.1
                                                             --------  --------
                                                                 45.9      48.4
Long-term debt                                                    0.1       0.1
Pension liabilities                                              19.2      16.7
Future income tax liabilities                                     1.2       1.1
                                                             --------  --------
                                                                 66.4      66.3
                                                             --------  --------
Commitments (Note 9)

Shareholders' equity:
 Preferred shares, unlimited shares authorized;
   1,377,100 shares issued and outstanding
   (March 26, 2004 - 1,390,300) (Note 10)                        19.6      19.6
 Common shares, unlimited shares authorized;
   no par value; 127,308,973 shares issued
   and outstanding (March 26, 2004 - 127,301,411)
   (Note 11)                                                    407.9     407.9
 Contributed surplus (Note 12)                                    7.5       6.3
 Deficit                                                       (306.3)   (296.7)
 Translation account                                             13.6      13.6
                                                             --------  --------
                                                                142.3     150.7
                                                             --------  --------
                                                             $  208.7  $  217.0
                                                             ========  ========

        (See accompanying notes to the consolidated financial statements)

                           Zarlink Semiconductor Inc.
              CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND DEFICIT
        (In millions of U.S. dollars, except per share amounts, CDN GAAP)
                                   (Unaudited)


                                                   Three Months Ended         Nine Months Ended
                                                 ----------------------    -----------------------
                                                  Dec. 24,     Dec. 26,     Dec. 24,      Dec. 26,
                                                    2004        2003          2004         2003
                                                 ---------    ---------    ---------    ---------
Revenue                                          $    51.2    $    47.0    $   165.8    $   147.3
Cost of revenue                                       29.0         26.2         92.0         81.9
                                                 ---------    ---------    ---------    ---------
Gross margin                                          22.2         20.8         73.8         65.4
                                                 ---------    ---------    ---------    ---------

Expenses:
  Research and development                            15.7         19.5         46.2         57.9
  Selling and administrative                          12.7         11.8         34.4         38.0
  Stock compensation expense                           0.4          0.1          1.2          0.1
  Asset impairment and other                            --          1.7           --          7.0
                                                 ---------    ---------    ---------    ---------
                                                      28.8         33.1         81.8        103.0
                                                 ---------    ---------    ---------    ---------
Operating loss                                        (6.6)       (12.3)        (8.0)       (37.6)
Interest income                                        0.4          0.6          1.2          2.0
Foreign exchange gain loss                            (1.8)        (1.2)        (2.2)        (2.1)
Gain on sale of long-term investment                    --          0.6           --          0.6
Interest expense                                        --         (0.2)          --         (0.5)
                                                 ---------    ---------    ---------    ---------
Loss before income taxes                              (8.0)       (12.5)        (9.0)       (37.6)
Income tax (expense) recovery                         (0.1)         1.4          1.0          1.8
                                                 ---------    ---------    ---------    ---------
Net loss for the period                          $    (8.1)   $   (11.1)   $    (8.0)   $   (35.8)
                                                 =========    =========    =========    =========
Deficit, beginning of period                        (297.6)      (282.0)      (296.7)      (256.3)
                                                 ---------    ---------    ---------    ---------
                                                    (305.7)      (293.1)      (304.7)      (292.1)
Dividends on preferred shares                         (0.6)        (0.6)        (1.6)        (1.6)
                                                 ---------    ---------    ---------    ---------
Deficit, end of period                           $  (306.3)   $  (293.7)   $  (306.3)   $  (293.7)
                                                 =========    =========    =========    =========
Net loss attributable to common shareholders
     after preferred share dividends             $    (8.7)   $   (11.7)   $    (9.6)   $   (37.4)
                                                 =========    =========    =========    =========
Net loss per common share:
      Basic and diluted                          $   (0.07)   $   (0.09)   $   (0.08)   $   (0.29)
                                                 =========    =========    =========    =========
Weighted-average number of common shares
  outstanding (millions):
      Basic and diluted                              127.3        127.3        127.3        127.3
                                                 =========    =========    =========    =========

        (See accompanying notes to the consolidated financial statements)

                           Zarlink Semiconductor Inc.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                     (In millions of U.S. dollars, CDN GAAP)
                                   (Unaudited)


                                                                      Three Months Ended                 Nine Months Ended
                                                                  --------------------------        --------------------------
                                                                   Dec. 24,        Dec. 26,          Dec. 24,         Dec. 26,
                                                                     2004            2003              2004             2003
                                                                  ---------        ---------        ---------        ---------
CASH PROVIDED BY (USED IN)
Operating activities:
  Net loss for the period                                              (8.1)           (11.1)            (8.0)           (35.8)
  Depreciation of fixed assets                                          2.2              3.0              7.2             10.3
  Amortization of other assets                                           --               0.4              --              1.2
  Future income taxes                                                  (0.3)            (0.4)            (0.5)            (1.2)
  Other non cash changes in operating activities
    (Note 16)                                                           1.1              1.7              0.9              7.7
  Stock compensation expense                                            0.4              0.1              1.2              0.1
  Decrease (increase) in working capital:
      Trade accounts and other receivables                              0.3             (2.8)            (3.6)            (8.4)
      Inventories                                                      (3.6)            (1.8)            (7.3)             0.5
      Prepaid expenses and other                                        0.1              0.2             (2.1)            (2.5)
      Payables and other accrued liabilities                            1.2              2.8             (2.0)             2.7
      Deferred credits                                                  0.1              0.3             (0.3)             0.1
                                                                  ---------        ---------        ---------        ---------
    Total                                                              (6.6)            (7.6)           (14.5)           (25.3)
                                                                  ---------        ---------        ---------        ---------
Investing activities:
  Purchased short-term investments                                    (39.6)           (59.7)           (94.2)          (134.8)
  Matured short-term investments                                       47.2             35.2            109.4            164.6
  Expenditures for fixed and other assets                              (1.2)            (1.5)            (3.2)            (4.7)
  Proceeds from disposal of fixed and other assets                      0.2              0.2              0.6              0.8
  Proceeds from repayment of note receivable                             --               --              9.9               --
  Proceeds from sale of long-term investments                            --              0.6               --              0.6
  Increase in restricted cash                                          (3.9)            (3.9)            (3.9)            (3.3)
                                                                  ---------        ---------        ---------        ---------
    Total                                                               2.7            (29.1)            18.6             23.2
                                                                  ---------        ---------        ---------        ---------
Financing activities:
  Repayment of capital lease liabilities and long term
    debt                                                                 --             (0.1)            (0.1)            (0.5)
  Payment of dividends on preferred shares                             (0.6)            (0.6)            (1.6)            (1.6)
  Repurchase of preferred shares                                         --             (0.7)              --             (1.2)
                                                                  ---------        ---------        ---------        ---------
    Total                                                              (0.6)            (1.4)            (1.7)            (3.3)
                                                                  ---------        ---------        ---------        ---------
Effect of currency translation on cash and cash equivalents             0.2              0.3              0.3              0.5
                                                                  ---------        ---------        ---------        ---------
Increase (decrease) in cash and cash equivalents                       (4.3)           (37.8)             2.7             (4.9)

Cash and cash equivalents, beginning of period                         34.0             56.4             27.0             23.5
                                                                  ---------        ---------        ---------        ---------
Cash and cash equivalents, end of period                          $    29.7        $    18.6        $    29.7        $    18.6
                                                                  =========        =========        =========        =========

        (See accompanying notes to the consolidated financial statements)

                           ZARLINK SEMICONDUCTOR INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
   (In millions of U.S. dollars, except share and per share amounts, CDN GAAP)
                                   (Unaudited)

1.    Basis of presentation

      These unaudited interim consolidated financial statements have been prepared by Zarlink Semiconductor Inc. (Zarlink or the Company) in United States (U.S.) dollars, unless otherwise stated, and in accordance with accounting principles generally accepted in Canada for interim financial statements and with the instructions to Form 10-Q and Regulation S-X pertaining to interim financial statements. Accordingly, these interim consolidated financial statements do not include all information and footnotes required by generally accepted accounting principles (GAAP) for complete financial statements. In the opinion of management of the Company, the unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position at December 24, 2004 and the results of operations and cash flows of the Company for the three and nine month periods ended December 24, 2004, and December 26, 2003, respectively, in accordance with Canadian GAAP, applied on a consistent basis. The consolidated financial statements include the accounts of Zarlink and its wholly owned subsidiaries. Intercompany transactions and balances have been eliminated. U.S. GAAP financial statements for interim periods are also prepared and presented to shareholders.

      The balance sheet at March 26, 2004 has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the financial statements and notes thereto contained in the Canadian Consolidated Financial Statements for the year ended March 26, 2004. The Company's fiscal year-end is the last Friday in March.

      The results of operations for the periods presented are not necessarily indicative of the results to be expected for the full year or future periods.

2.    Significant accounting policies

      a) Revenue recognition

      The Company recognizes revenue from the sale of semiconductor products, which are primarily non-commodity, specialized products that are proprietary in design and used by multiple customers. Customer acceptance provisions for performance requirements are generally based on seller-specified criteria, and are demonstrated prior to shipment.

      The Company generates revenue through direct sales and sales to distributors, of which distributor sales account for approximately 48%, 48%, and 35% of semiconductor product sales in Fiscal 2004, 2003, and 2002, respectively.

      In accordance with the CICA Emerging Issues Committee (EIC) Abstract No. 141, Revenue Recognition, the Company recognizes product revenue through direct sales and sales to distributors when the following fundamental criteria are met: (i) persuasive evidence of an arrangement exists, (ii) transfer of title has occurred, (iii) the price to the customer is fixed or determinable, and (iv) collection of the resulting receivable is reasonably assured.

      In addition, the Company has agreements with its distributors that cover two sales programs, specifically ship and debit claims, which relate to pricing adjustments based upon distributor resale, and stock rotations claims, which relate to certain stock return rights earned against subsequent sales. The Company accrues for these programs as a reduction of revenue at the time of shipment, based on historical sales returns, analysis of credit memo data, and other factors known at the time. The Company believes that these programs are common to distributor agreements in the industry, and it is appropriate that the distributor sales are recognized as revenue at the time of shipment in accordance with EIC Abstract No. 141 because of the following:

      i)    The  Company's  price  to  the  buyer  is  substantially   fixed  or
            determinable at the date of sale.

        (In millions of U.S. dollars, except per share amounts, CDN GAAP)

      ii) The distributor is obligated to pay the Company, and the obligation is not contingent on resale of the product.

      iii) The distributor's obligation to the Company would not be changed in the event of theft or physical destruction or damage of the product.

      iv) The distributor has economic substance apart from that provided by the Company.

      v) The Company does not have significant obligations for future performance to directly bring about resale of the product by the distributor.

      vi)   The amount of future returns can be reasonably estimated.

      b) Income taxes

      Income taxes are accounted for using the liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes that are more likely than not to be realized. Future income tax assets and liabilities are measured using enacted tax rates that apply to taxable income in the years in which temporary differences are expected to be recovered or settled. Future income tax assets are recognized only to the extent, in the opinion of management, it is more likely than not that the future income tax assets will be realized in the future.

      Management periodically reviews the Company's provision for income taxes and valuation allowance to determine whether the overall tax estimates are reasonable. When management performs its quarterly assessments of the provision and valuation allowance, it may be determined that an adjustment is required. This adjustment may have a material impact on the Company's financial position and results of operations.

      c) Inventories

      Inventories are valued at the lower of average cost and net realizable value for work-in-process and finished goods, and lower of average cost and current replacement cost for raw materials. The cost of inventories includes material, labor and manufacturing overhead.

3.    Stock-based compensation

      In October 2003, the CICA revised CICA Handbook Section 3870, Stock-Based Compensation and Other Stock-Based Payments (Section 3870). Effective in Fiscal 2004, the Company elected to expense employee stock-based compensation using the fair value method prospectively for all awards granted or modified after March 29, 2003. Prior to Fiscal 2004, the Company, as permitted under Section 3870, did not expense employee stock-based compensation using the fair value based method. The fair value of the Company's stock-based awards to employees is estimated using a Black-Scholes option pricing model. The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.


                                                       Three Months Ended      Nine Months Ended
                                                     ---------------------   ---------------------
                                                      Dec. 24,    Dec. 26,    Dec. 24,   Dec. 26,
                                                        2004        2003        2004       2003
                                                     ---------   ---------   ---------   ---------
      Net loss, as reported                          $   (8.1)   $  (11.1)   $   (8.0)   $  (35.8)
      Adjustments:
         Stock compensation expense, as reported          0.4         0.1         1.2         0.1
         Pro forma stock compensation expense            (3.3)       (3.4)       (9.2)       (9.6)
                                                     ---------   ---------   ---------   ---------
      Pro forma net loss                             $  (11.0)   $  (14.4)   $  (16.0)   $  (45.3)
                                                     ---------   ---------   ---------   ---------
      Net loss per common share, as reported
         Basic and diluted                           $   (0.07)  $   (0.09)  $   (0.08)  $   (0.29)
                                                     ---------   ---------   ---------   ---------
      Pro forma net loss per common share
         Basic and diluted                           $   (0.09)  $   (0.12)  $   (0.14)  $   (0.37)
                                                     ---------   ---------   ---------   ---------

        (In millions of U.S. dollars, except per share amounts, CDN GAAP)

      Based upon the fair value method of accounting for stock compensation expense, the pro forma net loss for the three and nine months ended December 24, 2004, was increased by $2.9 and $8.0, respectively, as compared to the reported net loss. For the three and nine month fiscal periods ended December 26, 2003, the pro forma net loss was increased by $3.3 and $9.5, respectively.

      Pro forma financial information required by CICA Handbook Section 3870 has been determined as if the Company had accounted for its employee stock options using the Black-Scholes option pricing model with the following weighted-average assumptions for the three and nine month fiscal periods ended December 24, 2004 and December 26, 2003:


                                                                      Three Months Ended                 Nine Months Ended
                                                                  --------------------------        --------------------------
                                                                   Dec. 24,        Dec. 26,          Dec. 24,         Dec. 26,
                                                                     2004            2003              2004             2003
                                                                  ---------        ---------        ---------        ---------
      Weighted-average   fair  value   price  of  the  options     $    1.46        $    1.50       $    1.89        $    1.74
         granted during the period
      Risk free interest rate                                          3.52%            3.26%           3.80%            3.15%
      Dividend yield                                                     Nil              Nil             Nil              Nil
      Volatility factor of the expected market price of the
        Company's common stock                                         60.2%            70.1%           63.4%            69.2%
      Weighted-average expected life of the options                4.7 years        3.3 years       4.3 years        3.3 years

      For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period on a straight-line basis.

4.    Inventories

                                                Dec. 24,      March 26,
                                                 2004           2004
                                                --------      ---------
      Raw materials                             $  2.8         $  2.2
      Work-in-process                             19.4           13.3
      Finished goods                               5.9            5.3
                                                ------         ------
                                                $ 28.1         $ 20.8
                                                ======         ======

5.    Fixed assets

                                                Dec. 24,     March 26,
                                                 2004          2004
                                                --------     ---------
      Cost                                      $ 195.8      $  193.6
      Accumulated depreciation                   (157.8)       (151.3)
                                                -------      --------
                                                $  38.0      $  42.3
                                                =======      ========

      Depreciation expense for the three months and nine month periods ended December 24, 2004 was $2.2 and $7.2, respectively (three and nine month periods ended December 26, 2003, $3.0 and $10.3, respectively).

6.    Long term receivables

                                               Dec. 24,       March 26,
                                                 2004           2004
                                               --------       ---------
      Note receivable, non-interest bearing     $  7.8         $ 17.2
      Investment tax credits recoverable           9.2            8.6
                                                ------         ------
                                                  17.0           25.8
      Less: current portion                       (7.8)          (9.8)
                                                ------         ------
                                                $  9.2         $ 16.0
                                                ======         ======

      Based upon the terms of the Plymouth Foundry sale agreement with X-FAB Semiconductor Foundries AG (X-FAB), payment of the note receivable was scheduled to occur in two installments of $10.0 and $8.0. In the first six months of Fiscal 2005, X-FAB exercised its option to make early payments on the $10.0 installment. As a result of the early payments, the note receivable was discounted by $0.1 and the Company received payments of $9.9 in the nine month period ended December 24, 2004. On January 28, 2005, the Company received an early payment of

        (In millions of U.S. dollars, except per share amounts, CDN GAAP)

      $2.0 on the $8.0 final installment of the note receivable that is due from X-FAB in the first quarter for Fiscal 2006.

      The investment tax credit receivable is recorded net of a $49.8 valuation allowance. Under Canadian GAAP, an investment tax credit ("ITC") may only be realized when it is reasonably assured that the Company will receive the amount in the future. Based on historical taxable income and uncertainties relating to future taxable income during the carryforward period, management has determined that it is not reasonably assured of generating enough taxable income in the future to realize its total available ITCs.

      Management periodically reviews the ITCs and valuation allowance to determine whether the ITC is appropriately valued. When this review is completed, management may determine that an adjustment is required. This adjustment may have a material impact on the Company's financial position and results of operations.

7.    Provisions for exit activities

      In response to economic downturns in the semiconductor industry, the Company implemented restructuring activities in Fiscal 2002 and Fiscal 2004.

      During Fiscal 2004, the Company incurred workforce reduction costs of $7.0 as a result of reducing the Company's employee base by approximately 240 employees, globally across all job categories and business units. As a result of this workforce reduction program and the streamlining of its operations, the Company also recorded a charge of $0.6 in Fiscal 2004, included in asset impairment and other, related to excess space under lease contract in Canada. Of the $7.6 of restructuring provision recorded, $4.6 related to the Network Communication segment, $2.4 related to the Consumer Communications segment, and $0.6 related to the Ultra Low-Power segment. In Fiscal 2005, the Company paid the remaining $0.7 related to these workforce reductions.

      The remaining balance in the restructuring provision relates to idle and excess space as a result of exit activities implemented and completed in Fiscal 2002 and Fiscal 2004. The cumulative amount recorded to date related to these activities is $9.5. Costs of $8.9 were recorded as special charges in Fiscal 2002, and costs of $0.6 were reflected in asset impairment and other charges in Fiscal 2004.

      With the exception of lease payments on the idle and excess space estimated at $1.1, which will be paid over the lease term unless settled earlier, the Company has completed substantially all of the activities associated with these restructuring plans.

      The following table summarizes the continuity of these restructuring provisions for the three and nine months ended December 24, 2004:


                                                        Lease and
                                           Workforce    contract
                                           Reduction    settlement      Total
                                           ---------    ----------      -----
      Balance, March 26, 2004                $  0.7       $  2.0       $  2.7
      Cash drawdowns during quarter            (0.7)        (0.5)        (1.2)
                                             ------       ------       ------
      Balance, June 25, 2004                   --            1.5          1.5
      Cash drawdowns during quarter            --           (0.1)        (0.1)
                                             ------       ------       ------
      Balance, September 24, 2004              --            1.4          1.4
      Cash drawdowns during quarter            --           (0.3)        (0.3)
                                             ------       ------       ------
      Balance, December 24, 2004             $ --         $  1.1       $  1.1
                                             ======       ======       ======

8.    Guarantees

         Performance guarantees are contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an obligating agreement. The Company has an outstanding performance guarantee related to a managed services agreement (project agreement) undertaken by the Communications Systems business (Systems), which was sold to companies controlled by Dr. Terence H. Matthews on February 16, 2001 and is now operated as Mitel Networks Corporation (Mitel). This performance guarantee remained with the Company following the sale of the Systems business to Dr. Matthews. The project agreement and the Company's performance guarantee extend until July 16, 2012. The terms of the project agreement continue to be fulfilled by Mitel. The maximum potential amount of future undiscounted payments the Company could be required to make under the guarantee, at December 24, 2004, was $38.5 (20.0 British

        (In millions of U.S. dollars, except per share amounts, CDN GAAP)

      Pounds), assuming the Company is unable to secure the completion of the project. The Company was not aware of any factors as at December 24, 2004 that would prevent the project's completion under the terms of the agreement. In the event that Mitel is unable to fulfill the commitments of the project agreement, the Company believes that an alternate third-party contractor could be secured to complete the agreement requirements. The Company has not recorded a liability in its consolidated financial statements associated with this guarantee.

      In connection with the sale of the Systems business on February 16, 2001, the Company provided to the purchaser certain income tax indemnities with an indefinite life and with no maximum liability for the taxation periods up to February 16, 2001, the closing date of the sale. As at December 24, 2004, the taxation years 2000 to February 16, 2001 are still subject to audit by taxation authorities in certain foreign jurisdictions and are therefore still subject to the above noted tax indemnities.

      The Company periodically has entered into agreements with customers and suppliers that include limited intellectual property indemnifications that are customary in the industry. These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of third party intellectual property claims arising from these transactions. The nature of the intellectual property indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay to its customers and suppliers. Historically, the Company has not made any significant indemnification payments under such agreements and no amount has been accrued in the accompanying consolidated financial statements with respect to these indemnification obligations.

      On November 19, 2002, the Company provided security to the financial institution of a subsidiary in the form of a guarantee in relation to the subsidiary's liability for custom and excise duties. As at December 24, 2004, the maximum amount of the guarantee was $3.1 ($1.6 British Pounds).

      The Company records a liability based on its historical experience with warranty claims. The warranty accrual was insignificant for the three and nine month periods ended December 24, 2004.

9.    Commitments

      The Company had letters of credit outstanding as at December 24, 2004 of $13.3 (March 26, 2004 - $9.5), which expire within 13 months. Cash and cash equivalents of $13.3 have been pledged as security against certain outstanding letters of credit, and are presented as restricted cash. Of this amount, $11.6 was issued to secure letters of credit related to the Company's pension plan in Sweden, and $1.0 letters of credit were outstanding related to the Company's Senior Executive Retirement Plan
      (SERP). In addition, $0.7 was issued to secure certain obligations under a performance guarantee and office lease arrangement. The Company has also pledged $0.6, which is presented as restricted cash, as security for a custom bond and related credit facilities.

      The Company has committed to fully secure its outstanding pension liability in Sweden of $14.1 by December 2005. In December 2004, the Company increased its letters of credit related to its pension plan in Sweden by $3.6, with an equivalent increase expected to occur in December 2005, depending upon foreign exchange rates at that time.

10.   Redeemable preferred shares

      During the three months ended December 24, 2004, there were no preferred shares purchased or cancelled by the Company. During the nine months ended December 24, 2004, there were no preferred shares purchased and 13,200 shares cancelled. These cancelled preferred shares had been repurchased during Fiscal 2004.

      During the third quarter of Fiscal 2005, the Company declared dividends on its redeemable preferred shares of $0.6 based on a quarterly dividend of $0.41 (Cdn $0.50) per share, and paid second quarter dividends of $0.6.

        (In millions of U.S. dollars, except per share amounts, CDN GAAP)

11.   Capital stock

      a) The Company has not declared nor paid any dividends on its common shares.

      b)    A summary of the Company's stock option activity is as follows:

                                                   Nine Months Ended
                                             ----------------------------
                                              Dec. 24,           Dec. 26,
                                               2004               2003
                                             ----------        ----------
            Outstanding Options:
            Balance, beginning of period     11,534,680        10,828,557
            Granted                             386,000           379,500
            Exercised                            (7,562)          (10,617)
            Forfeited                          (465,690)       (1,396,565)
                                             ----------        ----------
            Balance, end of period           11,447,428         9,800,875
                                             ==========        ==========

            As at December 24, 2004, there were 3,051,594 (March 26, 2004 - 2,971,904) options available for grant under the stock option plan approved by the Company's shareholders on December 7, 2001. The exercise price of outstanding stock options ranges from $2.68 to $30.38 per share with exercise periods extending to December 2010. The exercise price of stock options issued in Canadian dollars was translated at the U.S. dollar exchange rate on December 24, 2004.

      c) The net income (loss) per common share figures were calculated based on the net income (loss) after the deduction of preferred share dividends and using the weighted monthly average number of shares outstanding during the respective periods. Diluted earnings per share is computed in accordance with the treasury stock method based on the average number of common shares and dilutive common share equivalents.

            The common shares and dilutive common share equivalents used in the computation of the Company's basic and diluted earnings per common share are as follows:


                                                                 Three Months Ended              Nine Months Ended
                                                            ---------------------------     ---------------------------
                                                               Dec. 24,       Dec. 26,        Dec. 24,       Dec. 26,
                                                                2004            2003           2004            2003
                                                            -----------     -----------     -----------     -----------
            Weighted-average common shares outstanding      127,308,973     127,275,933     127,306,975     127,274,768
            Dilutive effect of stock options                         --              --          36,721              --
                                                            -----------     -----------     -----------     -----------
            Weighted-average common shares outstanding,
                assuming dilution                           127,308,973     127,275,933     127,343,696     127,274,768
                                                            ===========     ===========     ===========     ===========

            For the three months ended December 24, 2004, 1,600 stock options have been excluded from the computation of diluted loss per share because they were anti-dilutive due to the reported net loss for the period (three and nine months ended December 26, 2003 - 19,599 and 328,532 stock options, respectively).

            The following stock options were excluded from the computation of common share equivalents because the options' exercise prices exceeded the average market price of the common shares, thereby making them anti-dilutive:


                                                       Three Months Ended             Nine Months Ended
                                                  -------------------------     ---------------------------
                                                     Dec. 24,      Dec. 26,        Dec. 24,       Dec. 26,
                                                      2004           2003           2004            2003
                                                  ----------     ----------     -----------      ----------
            Number of outstanding options         11,394,428      9,488,938      11,057,990      7,126,213

            Average exercise price per share     $      8.38     $     9.13     $      8.54      $   10.87

      The average exercise price of stock options granted in Canadian dollars was translated at the closing period-end U.S. dollar exchange rate.

        (In millions of U.S. dollars, except per share amounts, CDN GAAP)

12.   Contributed surplus

      A continuity of the contributed surplus balance is as follows:

                                                  Three Months      Nine Months
                                                     Ended             Ended
                                                    Dec. 24,          Dec. 24,
                                                      2004              2004
                                                  ------------      -----------
      Balance, beginning of period                   $  7.1           $  6.3
      Stock compensation expense                        0.4              1.2
                                                     ------           ------
      Balance, end of period                         $  7.5           $  7.5
                                                     ======           ======

13.   Income taxes

      A $0.1 income tax expense was recorded for the third quarter of Fiscal 2005, compared with a recovery of $1.4 for the corresponding period in Fiscal 2004. During the nine months ended December 24, 2004, an income tax recovery of $1.0 was recorded, compared with a recovery of $1.8 in the same period of Fiscal 2004. The recovery of $1.0 related to the release of previously recognized provisions no longer required as a result of settlements with tax authorities, in addition to a recovery of $0.3 relating to income tax refunds received in excess of provisions previously recorded, offset by income tax expense of $0.2.

      The Company establishes a valuation allowance against future income tax assets when management has determined that it is more likely than not that some or all of its future income tax assets may not be realized. Based on historical taxable income and uncertainties relating to future taxable income over the periods in which the future income tax assets are deductible, the Company has established a valuation allowance of $136.4 as at December 24, 2004 (March 26, 2004 - $126.1). The increase in the valuation allowance relates mainly to losses incurred, partially offset by temporary differences in the Company's domestic and foreign operations.

14.   Information on business segments

      Business Segments

      The Company's operations are comprised of three reportable business segments - Network Communications, Consumer Communications, and Ultra Low-Power Communications. Reportable segments are business units that offer different products and services, employ different production processes and methods of distribution, sell to different customers, and are managed separately because of these differences.

      The Company targets the communications industry with products that specialize in broadband connectivity solutions over wired, wireless and optical media, as well as through ultra low-power communications solutions. The Network Communications business segment provides semiconductor solutions for enterprise, access, edge and metro networks over wired, wireless, and optical media. The product lines enable voice and data for traditional, convergent, and packet networks. The Consumer Communications business segment offers products that allow users to connect to the network. These products include wireless (for example, cellular chipsets) and infotainment applications (for example, set-top boxes and digital TV). The Ultra Low-Power Communications business segment provides custom Integrated Circuit and Application Specific Standard Product (ASSP) solutions for healthcare applications such as cardiac pacemakers, hearing-aids, swallowable camera capsules and portable medical instruments. The Ultra-Low Power Communications business segment also provides ultra low-power solutions for commercial applications, such as electronic shelf labels, radio frequency tagging and personal area communications devices.

      The Chief Executive Officer (CEO) is the chief operating decision maker in assessing the performance of the segments and the allocation of resources to the segments. The CEO evaluates the financial performance of each business segment and allocates resources based on operating income. The Company does not allocate special charges or gains, interest income, interest expense or income taxes to its reportable segments. In addition, the Company does not use a measure of segment assets to assess performance or allocate resources. As a result, segmented asset information is not presented; however, depreciation of fixed assets is allocated to the segments based on the estimated asset usage. The accounting policies of the reportable segments are the same as those of the Company as reflected in the consolidated financial statements.

        (In millions of U.S. dollars, except per share amounts, CDN GAAP)


Three Months Ended Dec. 24, 2004                 Network             Consumer        Ultra Low-Power    Unallocated
                                              Communications      Communications     Communications        Costs          Total
                                              --------------      --------------     --------------     -----------       -----
Total external sales revenue                  $     23.8          $     18.9          $      8.5         $      --      $    51.2
Depreciation of buildings and equipment              1.0                 0.9                 0.3                --            2.2
Stock compensation expense                           --                  --                  --                 0.4           0.4
Segment's operating loss                      $     (1.0)         $     (2.2)         $     (3.0)        $     (0.4)   $     (6.6)

                                                 Network             Consumer        Ultra Low-Power    Unallocated
Three Months Ended Dec. 26, 2003              Communications      Communications     Communications        Costs          Total
                                              --------------      --------------     --------------     -----------       -----
Total external sales revenue                  $     24.2          $     14.9          $     7.9          $      --     $    47.0
Depreciation of buildings and equipment              1.8                 0.8                0.4                 --           3.0
Asset impairment and other                           1.6                 0.1                --                  --           1.7
Stock compensation expense                           --                  --                 --                  0.1          0.1
Segment's operating income (loss)             $     (5.8)         $     (6.7)         $     0.3          $     (0.1)   $   (12.3)

Nine Months Ended Dec. 24, 2004                  Network             Consumer        Ultra Low-Power    Unallocated
                                              Communications      Communications     Communications        Costs          Total
                                              --------------      --------------     --------------     -----------       -----
Total external sales revenue                  $     76.6          $     58.7          $     30.5         $      --     $   165.8
Depreciation of buildings and equipment              3.1                 2.9                 1.2                --           7.2
Stock compensation expense                           --                  --                  --                 1.2          1.2
Segment's operating income (loss)             $      4.0          $     (6.4)         $     (4.4)        $     (1.2)   $    (8.0)

                                                 Network             Consumer        Ultra Low-Power    Unallocated
Nine Months Ended Dec. 26, 2003               Communications      Communications     Communications        Costs          Total
                                              --------------      --------------     --------------     -----------       -----
Total external sales revenue                  $     78.5          $     42.1          $     26.7         $      --     $   147.3
Depreciation of buildings and equipment              5.5                 3.3                 1.5                --          10.3
Asset impairment and other                           4.6                 2.0                 0.4                --           7.0
Stock compensation expense                           --                  --                  --                 0.1          0.1
Segment's operating loss                      $    (18.6)         $    (18.2)         $     (0.7)        $     (0.1)   $   (37.6)

15.   Pension plans

      As at December 24, 2004, the Swedish pension liability of $14.1 was partially secured by letters of credit of $11.6. As at December 24, 2004, the German pension liability of $5.1 was insured with the Swiss Life Insurance Company, and the related asset was recorded in other assets.

      The total pension expense under these plans consisted of interest costs on projected plan benefits. Total pension expense on the defined benefit pension plans for the three and nine month periods ended December 24, 2004 was $0.7 and $1.1, respectively (three and nine month periods ended December 26, 2003 - $0.2 and $0.6, respectively).

      As of December 24, 2004, the Company had not made any contributions to these pension plans in Fiscal 2005.

        (In millions of U.S. dollars, except per share amounts, CDN GAAP)

16.   Supplementary cash flow information

      The following table summarizes the Company's other non cash changes in operating activities:


                                                            Three Months Ended             Nine Months Ended
                                                         -----------------------       ------------------------
                                                          Dec. 24,       Dec. 26,       Dec. 24,       Dec. 26,
                                                           2004           2003           2004          2003
                                                         --------       --------       --------       --------
(Gain) loss on disposal of fixed assets                  $    --        $    --        $   (0.3)      $    0.1
Change in pension liabilities                                 1.9            1.2            2.5            2.8
Accrued interest on note receivable                          (0.1)          (0.3)          (0.5)          (1.1)
Impairment of fixed assets                                    --             1.7            --             6.4
Provision for excess space under lease contract               --             --             --             0.6
Gain on sale of long-term investments                         --            (0.6)           --            (0.6)
Other                                                        (0.7)          (0.3)          (0.8)          (0.5)
                                                         --------       --------       --------       --------
Other non cash changes in operating activities           $    1.1       $    1.7       $    0.9       $    7.7
                                                         ========       ========       ========       ========

17.   Comparative figures

      Certain of the Fiscal 2004 comparative figures have been reclassified to conform to the presentation adopted in Fiscal 2005.

18.   Subsequent events

      On January 26, 2005, the Board of Directors of the Company announced the appointment of Kirk K. Mandy, Vice-Chairman of the Board, as interim President and Chief Executive Officer. The Board also announced that Patrick J. Brockett resigned to pursue other interests, effective immediately.

      On January 28, 2005, the Company received an early payment of $2.0 on the $8.0 final installment of the note receivable that is due from X-FAB in the first quarter for Fiscal 2006.